NITCHES, INC.
10280 Camino Santa Fe
San Diego, California 92121

March 14, 2007

VIA EDGAR

Mr. H. Christopher Owings, Assistant Director
U. S. Securities and Exchange Commission
Division of Corporate Finance
One Station Place
701 First Street, N.E.
Washington, D.C. 20002

Re:	Nitches Inc.
Preliminary Proxy Statement on Schedule 14A
Filed January 5, 2007
File No. 0-13851

Mr. Owings:

     With respect to the above referenced filing, Nitches, Inc, a California corporation (the “Company”) hereby acknowledges that:

  The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments, or changes to disclosure in response to staff comments, do not foreclose the Commission from taking any action with respect to the filing; and

  The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Steven P. Wyandt
Chief Executive Officer